UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

MATERIAL FACT

Enel Chile S.A.

Santiago, July 12, 2023

Gen. Mgmt. No. 006 /2023

Mrs.

Solange Bernstein Jáuregui

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:       Communicates Material Fact

Dear Sir:

Pursuant to the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045 of the Securities Market Law and General Rule No. 30 of the Financial Market Commission ("CMF" in its Spanish acronym), duly authorized and on behalf of Enel Chile S.A. ("Enel Chile"), I hereby inform the following:

On this date, July 12, 2023, Enel Chile signed a contract in English called "Stock Purchase Agreement", through which Enel Chile agreed to sell to Sonnedix Chile Arcadia SpA and Sonnedix Chile Arcadia Generación SpA all of its shares issued by its subsidiary Arcadia Generación Solar S.A. (the "Purchase and Sale transaction"), equivalent to 99.99% of the latter. Sonnedix Chile Arcadia SpA and Sonnedix Chile Arcadia Generación SpA are both companies controlled by Sonnedix.

Arcadia Generación Solar S.A. operates and owns a portfolio of 416 MW of generation assets that include four solar power plants named "Diego de Almagro", "Carrera Pinto", "Pampa Solar Norte" and "Domeyko".

The execution of the Purchase and Sale transaction and the consequent transfer of the shares owned by Enel Chile issued by Arcadia Generación Solar S.A. has been subject to certain suspensive conditions usual for this type of transactions, including the approval of the National Economic Prosecutor's Office in accordance with the provisions of D.L. 211 of 1973.

The price of the Purchase and Sale transaction amounts to USD 550 million approximately for 99.99% of the equity of Arcadia Generación Solar S.A. held by Enel Chile, which may experience variations due to the application of the adjustments stipulated in the Stock Purchase Agreement.

The execution of the Purchase and Sale transaction is estimated to have a positive effect on Enel Chile's consolidated net income of USD 110 million approximately in 2023. This transaction will also entail the divestiture and loss of control over Arcadia Generación Solar S.A.

The abovementioned implies the termination of the confidential nature of the resolution adopted by the Board of Directors on this matter, which was reported to the CMF on September 29, 2022 and October 28, 2022.

Sincerely yours,

Fabrizio Barderi

Chief Executive Officer

Enel Chile S.A.

c.c.:        Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Electronic Stock Exchange of Chile)

Banco Santander –Representantes Tenedores de Bonos (Santander Bank - Bondholders’ Representatives)

Depósito Central de Valores (Central Securities Depository)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Fabrizio Barderi
--------------------------------------------------

Title: Chief Executive Officer

Date: July 12, 2023